ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006
202.857.6000 main 202.857.6395 fax
afslaw.com Ralph De Martino Partner (202) 724-6848 direct rdemartino@afslaw.com

May 8, 2025

Office of Industrial Applications and Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Attention:	Jane Park
Katherine Bagley

Re:	NorthView Acquisition Corporation Amendment No. 12 to Registration Statement on Form S-4 Filed April 25, 2025 File No. 333-269417

To Whom It May Concern:

The undersigned submits this letter on behalf of NorthView Acquisition Corporation (“NorthView”) and Profusa, Inc. (“Profusa” and together with NorthView, the “Co-Registrants”). Contemporaneous with the submission of this correspondence, NorthView filed its Amendment No. 13 (the “Amendment”) to its Registration Statement on Form S-4 (File No. 333-269417). Pursuant to the comments by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), set forth in a telephone conversation on May 6, 2025, the Amendment responds to the Staff’s comments. For the convenience of the Staff, the comments provided by the Staff are posted below (in bold) and the Co-Registrants’ response follows the comment.

Amendment No. 12 to Registration Statement on Form S-4 filed April 25, 2025

1.	We note your disclosure on page 24 that your maximum redemption scenario assumes a remaining trust balance of $1.25 million at the time of the business combination based on an “informal agreement between Northview and 2 of its shareholders”. Please revise your disclosure where appropriate to provide a brief description of the material terms of such informal agreement, including the identification of the shareholders and the date that such agreement was entered into. Please file such agreement as an exhibit to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Reg. S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 24, 187 and 196 of the Amendment. Additionally, the non-redemption agreement has been filed as exhibit 10.16 to the Amendment.

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May 8, 2025

If you have any comments or questions, please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this Correspondence and to the Amendment. We expect to file a Rule 461 request as soon as the Staff confirms that it has no further comments.

Respectfully submitted,

/s/ Ralph V. De Martino
Ralph V. De Martino

RVD/mc
cc: Jack Stover